EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For The Three Months Ended
	March 31, 2007	March 31, 2006
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	1,499,526,809	1,564,546,955
Add — Incremental shares under stock compensation plans	20,036,183	18,305,165
Add — Incremental shares associated with convertible notes	2,084,409	3,513,675
Add — Incremental shares associated with contingently issuable shares	1,130,070	862,479
Number of shares on which diluted earnings per share is calculated	1,522,777,471	1,587,228,274

Income from continuing operations (millions)	$1,844	$1,708

Loss from discontinued operations (millions)	—	—

Net income from total operations on which basic earnings per share is calculated (millions)	$1,844	$1,708

Income from continuing operations (millions)	$1,844	$1,708

Less — net income applicable to contingently issuable shares (millions)	—	—

Income from continuing operations on which diluted earnings per share is calculated (millions)	1,844	1,708

Loss from discontinued operations on which basic and diluted earnings per share is calculated (millions)	—	—

Net income on which diluted earnings per share is calculated (millions)	$1,844	$1,708

Earnings per share of common stock:

Assuming dilution
Continuing operations	$1.21	$1.08
Discontinued operations	0.00	0.00
Total	$1.21	$1.08

Basic
Continuing operations	$1.23	$1.09
Discontinued operations	0.00	0.00
Total	$1.23	$1.09

Stock options to purchase 106,883,604 shares and 166,318,040 shares were outstanding as of March 31, 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price during the respective periods was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

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